Exhibit 99.1

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

	For the three months ended		For the three months ended		For the nine months ended		For the year ended
	September 30, 2014	September 30, 2014	December 31, 2014	December 31, 2014	September 30, 2014	September 30, 2014	December 31, 2014	December 31, 2014
	As previously reported (unaudited)	As restated (unaudited)	As previously reported (unaudited)	As restated (unaudited)	As previously reported (unaudited)	As restated (unaudited)	As previously reported (Audited)	As restated (Audited)
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Revenue	47,166	47,166	60,970	60,970	141,742	141,742	202,713	202,713
Direct cost and other ancillary expenses	(21,860)	(21,860)	(30,918)	(30,918)	(63,524)	(63,524)	(94,443)	(94,443)
Employee expenses	(8,952)	(8,952)	(26,627)	(26,627)	(25,621)	(25,621)	(52,248)	(52,248)
Depreciation and amortization expenses	(5,850)	(5,850)	(7,163)	(7,163)	(17,200)	(17,200)	(24,363)	(24,363)
Marketing, advertising and promotion expenses	(1,684)	(1,684)	(2,047)	(2,047)	(4,038)	(4,038)	(6,085)	(6,085)
Communication and travelling expenses	(1,845)	(1,845)	(2,838)	(2,838)	(5,027)	(5,027)	(7,865)	(7,865)
Office related expenses	(1,082)	(1,082)	(1,112)	(1,112)	(3,179)	(3,179)	(4,291)	(4,291)
Other operating expenses	(1,394)	(1,394)	(26,400)	(26,400)	(5,770)	(5,770)	(32,170)	(32,170)

Profit/(Loss) from operations	4,499	4,499	(36,135)	(36,135)	17,383	17,383	(18,752)	(18,752)
Other income	469	469	1,359	1,359	6,216	6,216	7,575	7,575
Finance costs	(1,702)	(1,702)	(1,674)	(4,828)	(4,313)	(4,313)	(5,987)	(9,141)
Share of results of associates	8	8	(3)	(3)	(102)	(102)	(105)	(105)

Profit/(Loss) before tax	3,274	3,274	(36,453)	(39,607)	19,184	19,184	(17,269)	(20,423)
Income tax (expense)/credit	(327)	(327)	89	89	(726)	(726)	(637)	(637)

Profit/(Loss) for the period/year	2,947	2,947	(36,364)	(39,518)	18,458	18,458	(17,906)	(21,060)

Profit/(Loss) for the period/year attributable to:-
Owners of the Company	2,428	2,428	(35,222)	(38,376)	13,622	13,622	(21,600)	(24,754)
Non-controlling interests	519	519	(1,142)	(1,142)	4,836	4,836	3,694	3,694

	2,947	2,947	(36,364)	(39,518)	18,458	18,458	(17,906)	(21,060)

Weighted average ordinary shares (number in thousands)
Basic	59,391	59,391	61,220	61,220	59,391	59,391	61,220	61,220
Diluted	59,537	59,537	62,168	62,168	59,537	59,537	62,168	62,168

Earnings/(Loss) per share
Basic (sen(1))	4.09	4.09	(57.53)	(62.69)	22.94	22.94	(35.28)	(40.44)
Diluted (sen(1))	4.08	4.08	(57.53)	(62.69)	22.88	22.88	(35.28)	(40.44)

Profit/(Loss) for the period/year	2,947	2,947	(36,364)	(39,518)	18,458	18,458	(17,906)	(21,060)

Other comprehensive (loss)/income, net of tax
Items that will not be reclassified subsequently to profit or loss:-
Remeasured of net defined benefit liabilities	—	—	2	2	—	—	2	2
Items that may be reclassified subsequently to profit or loss:-
Available for sales financial assets
-Fair value gain	—	—	15	15	—	—	15	15

Exchange differences on translating foreign operations	(501)	(501)	12,449	12,449	(1,752)	(1,752)	10,697	10,697

Other comprehensive (loss)/income for the period/year, net of tax	(501)	(501)	12,466	12,466	(1,752)	(1,752)	10,714	10,714

Total comprehensive income/(loss) for the period/year	2,446	2,446	(23,898)	(27,052)	16,706	16,706	(7,192)	(10,346)

Total comprehensive income/(loss) for the period/year attributable to:-
Owners of the Company	1,891	1,891	(23,260)	(26,414)	12,358	12,358	(10,902)	(14,056)
Non-controlling interests	555	555	(638)	(638)	4,348	4,348	3,710	3,710

	2,446	2,446	(23,898)	(27,052)	16,706	16,706	(7,192)	(10,346)

(1)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	September 30,	December 31,	December 31,
	2014	2014	2014	2014
	As previously reported (unaudited)	As restated (unaudited)	As previously reported (Audited)	As restated (Audited)
(In thousands)	MYR	MYR	MYR	MYR

ASSETS
Non-current assets
Property, plant and equipment	11,406	11,406	11,176	11,176
Investment property	2,374	2,374	2,367	2,367
Investment in associates	86	86	89	89
Development expenditure	6,080	6,080	6,559	6,559
Intangible assets	158,546	158,546	164,408	164,408
Finance lease receivables	488	488	460	460
Deferred tax assets	1,151	1,151	1,294	1,294
Other receivables, deposits and prepaid expenses	—	—	1,082	1,082
Available-for-sales financial assets	—	—	807	807

Total non-current assets	180,131	180,131	188,242	188,242

Current assets
Inventories	17,787	17,787	23,842	23,842
Trade receivables	43,114	43,114	58,300	58,300
Other receivables, deposits and prepaid expenses	32,797	32,797	25,021	25,021
Amount due from other related parties	6,597	6,597	960	960
Finance lease receivables	90	90	99	99
Cash and bank balances	60,327	60,327	150,571	150,571
Restricted cash	5,898	5,898	34,393	34,393

Total current assets	166,610	166,610	293,186	293,186

Total assets	346,741	346,741	481,428	481,428

EQUITY AND LIABILITIES
Capital and reserves
Share capital	13,486	13,486	38,059	38,059
Treasury shares	—	—	(11,638)	(11,638)
Reserves	(2,652)	(2,652)	247,284	244,130

Equity attributable to owners of the Company	10,834	10,834	273,705	270,551
Put option written on non-controlling interest	—	(32,944)	—	(32,944)
Non-controlling interests	10,448	10,448	15,391	15,391

Total equity	21,282	(11,662)	289,096	252,998

Non-current liabilities
Borrowings	2,956	2,956	3,026	3,026
Financial liability on in-substance forward	—	32,944	—	37,300
Pension liabilities	383	383	603	603
Deferred tax liabilities	8,154	8,154	9,753	9,753

Total non-current liabilities	11,493	44,437	13,382	50,682

Current liabilities
Trade payables	71,863	71,863	82,343	82,343
Other payables and accrued expenses	128,665	128,665	30,311	30,311
Derivative financial liability	—	—	1,202	—
Amount due to other related parties	24,822	24,822	603	603
Borrowings	69,664	69,664	52,708	52,708
Deferred revenue	17,586	17,586	11,122	11,122
Tax liabilities	1,366	1,366	661	661

Total current liabilities	313,966	313,966	178,950	177,748

Total liabilities	325,459	358,403	192,332	228,430

Total equity and liabilities	346,741	346,741	481,428	481,428